Mail Stop 4-7

      December 17, 2004


N.W. Jasper, Jr.
President and Chief Executive Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, California 94103-4813

	RE:	Dolby Laboratories, Inc.
		Registration Statement on Form S-1
		Filed November 19, 2004
		File No. 333-120614

Dear Mr. Jasper:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. We note the growth estimate data and other figures cited throughout the document, such as those provided by IDC and CEA. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

4. We note that you plan to file a confidential treatment request for a license agreement with GTE Laboratories, Inc. Comments on your application for confidential treatment will follow under separate cover. Since the application review process often results in significant revisions to the disclosure in the prospectus, we suggest that you wait to circulate a preliminary prospectus until you have received comments on your application. We will not consider a request for acceleration of effectiveness of the registration statement until we resolve these comments.

Inside cover page

5. Limit the inside cover page to the information required by Item 502 of Regulation S-K. In this regard, please reposition the second and third paragraphs following the table of contents to another location in the registration statement. In addition, delete the last sentence of the first paragraph following the table of contents. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "us" and "our."

Prospectus Summary, page 1

6. As currently drafted, this summary section is very long. Consider eliminating some of the detail. In order to make it more of a summary, focus only on the most material terms of the Offering.
In
this regard, reduce your description of the company to one or two paragraphs summarizing your business operations. In addition, delete or substantially reduce the subsections addressing your Key Dolby Strengths, Our Strategy, and Industry. Appropriate revisions should enable you to shorten the length of the summary section. Further, as part of your revisions, we remind you to ensure your disclosure provides a balanced picture of your operations, financial condition, and structure.

7. Please limit the promotional nature of this section. For example, we note the use of such promotional terms as "innovative,"
"trusted,"
and "excellence." Please revise to limit your summary to a brief, factual description of your operations.

8. Disclosure of your revenues should be balanced with disclosure of
your corresponding net income (loss) and income (loss) per share
numbers.	Please revise.

The Offering, page 5

9. Disclose that the number of shares being offered represents __% of your shares outstanding.

Risk Factors, page 8

10. Please delete the second sentence of the introductory paragraph.
Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic risk disclosure.

11. Provide only that amount of detail necessary to understand the risk faced by investors. In this regard, the amount of detail that you provide in many of your risk factors overwhelms the risk you are trying to convey. See, for example:

* "If our products and technologies fail to be adopted as industry standards ..."

* "We face significant competition in various markets ..."

* "If the market for digital cinema does not develop ..."

* "We may become subject to a personal holding company tax ..."

Move extraneous information and background to your business or MD&A sections, as appropriate. To the extent that these risk factors relate to multiple risks, consider discussing each risk separately in its own risk factor.

      Our business and prospects depend on the strength of our brand, page 8
      Awareness of our brand, page 14

12. Consider combining these two risk factors, as they appear to discuss similar risks.

    The licensing of patents constitutes a significant source of our revenue ..., page 10

13. It appears that a significant number of your patents are scheduled to expire between 2005 and 2007. Revise your MD&A to discuss this fact and if estimable, disclose the portion of your licensing revenues currently derived from these patents.


We are, and may in the future be subject to intellectual property rights claims ..., page 10

14. We note your statement that you "believe you properly allocate these (third) parties` respective shares of the licensing revenue you receive from your customers." Tell us how you account for these arrangements. More specifically, tell us how you present them in the
Consolidated Statements of Operations. Refer to EITF 99-19 in your response.

We rely on the timeliness and accuracy of our licensees` royalty reports, page 11

15. This risk factor is dense and difficult to read. Consider eliminating any excess detail and splitting the body into multiple paragraphs.

Our licensing revenue depends in large part upon IC manufacturers, page 12

16. Please re-define IC, as it is the focus of this risk factor.

We face a number of risks in conducting business in China, page 14

17. Revise the caption of this risk factor to clearly state the risk to investors.

    Our licensing of industry standard technologies can be subject to limitations ..., page 16

18. We note that Via Licensing Corporation licenses "patent pools," which include certain of your patents. Provide us with more details of the licensing of these patents. Further:

* Tell us in more detail how you account for these licensing arrangements and refer to your basis in the accounting literature. Your response should also provide a discussion of the initial contract fees for the administration of licensing patent pools as described on page F-9.
* Tell us how you present license revenues and license fees payable to third parties within your Consolidated Statements of Operations.

We may become subject to a personal holding company tax..., page
23

19. Tell us in more detail why you believe that neither you, nor any of your subsidiaries, are subject to, or liable for, the personal holding company tax. Based on your tax position with respect to the likelihood of a personal holding company tax assessment, tell us how you have evaluated paragraphs 9-10 of SFAS 5. Please provide the appropriate disclosure in your financial statements.

20. To provide investors with a meaningful understanding of this risk, provide a reference to a revised section in your MD&A that quantifies the "substantial additional taxes" for which you could be liable or the amount of the dividend you might pay in lieu of paying the personal holding company tax and discuss how you expect to pay for them.

	Acquisitions could result in operating difficulties..., page
24

21. Clarify whether or not you are currently contemplating any strategic transactions or acquisitions. If so, describe the status of any discussions, negotiations, agreements, etc.

	We will incur increased costs and demands upon management..., page 25

22. If material, include on page 42 of your MD&A a quantified discussion of the expected increase to your general and administrative expenses associated with the increase in your legal and compliance costs, to the extent known.

      We are exposed to foreign currency and interest rate risks, page 27

23. Isn`t this risk already disclosed in the risk factor on page
15?

Purchasers in this offering will experience immediate and substantial dilution..., page 29

24. Please disclose that purchasers in this offering will contribute
___ % of the total amount of your funding but will own only ___ % of the shares outstanding.

Future sales of shares by existing stockholders may cause our stock price to decline, page 29

25. Quantify the percentage increase in your outstanding shares upon the completion of this offering.

Use of Proceeds, page 32

26. Disclose the amount that you expect to receive if the underwriters exercise their over-allotment option. Also include in your table how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option.

Pro Forma Unaudited Consolidated Statements of Operations Data,
page
37

27. Please revise to delete the pro forma statement of operations for the years ended September 27, 2002 and September 26, 2003. Pro forma information may be presented for only the most recent fiscal year and interim period. See Rule 11-02(c) of Regulation S-X. Please make this revision throughout your registration statement, including your presentation and discussion of the respective quarterly.

28. Since you are presenting a limited number of pro forma adjustments in your pro forma statement of operations for the year ended September 24, 2004, revise to provide a narrative description of the pro forma effects of the transactions on the respective line items. Refer to Rule 11-02(b)(1) of Regulation S-X.

29. Revise to provide a more detailed explanation of what the pro forma presentation shows. More specifically, your pro forma unaudited consolidated statements of operations data should be accompanied by an introductory paragraph similar to that provided on pages 38-39. Refer to Rule 11-02(b)(2) of Regulation S-X.

Management`s Discussion and Analysis, page 38

  Pro Forma Presentation, page 39

30. We note that prior to the completion of this offering, Ray Dolby will contribute all intellectual property rights he holds related to your business. We further note your statement that there will be no material change to your balance sheet as a result of the asset contribution. Tell us, and revise to disclose, how you intend to account for this transaction.

      Critical Accounting Policies, page 42

31. We note your numerous references throughout your registration statement to valuation analyses provided by an independent third party valuation firm. While you are not required to make reference to these independent valuations, when you do you should specifically identify each appraiser as an expert and include their consent in the registration statement. Alternatively, you should revise to eliminate these references and to clearly disclose that management is primarily responsible for determining fair values. We will not object if you wish to state in revised disclosure that management considered a number of factors, including valuations or appraisals, when making these determinations. In any case, your disclosure should clearly indicate that management is responsible for these valuations.

Results of Operations, page 45

	Revenue, page 46

32. Quantify the percentage of your licensing revenue that is related to DVD players sales versus other products. In addition, clarify the extent to which changes in licensing revenues are attributable to changes in volume versus changes in price.

33. We note that you identify a number of factors that affected the increase in revenues. Revise your discussion to quantify the impact of each factor.

      Gross Margin, page 47

34. We note that your cost of production services includes
"reimbursable expenses incurred on behalf of the customer." Tell us how you evaluated EITF 01-14 with regard to your income statement classification of these reimbursable expenses.

Operating Expenses, page 48

35. Disclose more details regarding the nature of the reengineering project related to your royalty reporting process. Also, discuss how it will impact your accounting for license revenues.

      Research and Development, page 48

36. Address how you intend to pay for the anticipated increase in research and development expense. In this regard, we note the risk factor discussion on page 19 of the "considerable resources" you will need to spend on research and development.

Liquidity, Capital Resources and Financial Condition, page 57

37. Describe and quantify the impact of this offering on your liquidity and results of operations.

Business, page 60

38. Revise to include the financial information about geographic areas required by Item 101(d) of Regulation S-K or include a cross reference to the relevant information appearing in the financial statements. For example, we are unable to locate any discussion of the material portion of your revenues attributable to your customers in Japan or your basis for attributing revenues from external customers to individual countries.

Key Dolby Strengths, page 60
Our Strategy, page 62

39. Currently, you discuss your competitive strengths and strategy prior to discussing your actual business operations. So that readers have the appropriate context and background in assessing your strengths and strategy, consider moving these sections so that they follow the discussion of your products and services.

      Customers, page 78

40. When you name specific customers, you should also provide disclosure addressing their significance to you. For each category listed, indicate the percentage of your revenues the customers represent individually or in the aggregate.

      Competition, page 82

41. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

Description of Capital Stock, page 104

42. Please explain why, prior to the completion of the offering, all outstanding shares of common stock will be converted into Class B common stock and how the terms of conversion were determined.

Underwriters, page 110

43. Revise the underwriters` compensation table so that it complies with the requirements of Item 508(e) of Regulation S-K and its instructions. For instance, the table should show separately the cash commissions to be paid and indicate the amount of the underwriters` compensation to be paid by the selling shareholders separate from the company.

44. Please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing us that they have no additional concerns.

45. State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

46. Disclose how many shares are subject to the lock-up. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares.

47. Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and supplementally describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

      We may have further comment.

48. Supplementally tell us whether you intend to reserve shares for sale to your directors, officers, employees and related persons. If you do, describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. In addition, discuss the procedures that investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds.

Financial Statements

??  Summary of Business and Significant Accounting Policies

	Goodwill and Intangible Assets, page F-8

49. We note that you determine the fair value of your reporting units principally based upon the valuation analysis of Dolby Laboratories as a whole. Provide us with more details of what you mean by this statement. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and
34 of SFAS 142.

50. We note that you "would record an impairment charge in an amount equal to the excess of the carrying value of goodwill over its estimated fair value." Please revise to clarify that the second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

51. Further, tell us how you considered paragraph 21 of SFAS 142 and
EITF 2-17 with regard to the allocation of the fair value of previously unrecognized intangible assets to the reporting unit.

		Revenue Recognition, page F-9

52. We note that "royalties are deemed fixed and determinable upon the earlier of payment by the licensee or receipt of the licensee`s period statement if all other revenue recognition criteria have been met." Clarify your policy to indicate what you mean by this statement. As currently presented, your policy indicates that royalties are deemed fixed and determinable...if all other revenue recognition criteria are met. Also, revise to clarify what you mean by "licensee`s period statement."

53. Tell us why you believe it is appropriate to recognize royalty revenue once the report is received, considering the fact that in the past you have received royalty reports that include corrective or retroactive royalties that cover extended periods of time.

54. We note on page 80 that you sell to a combination of dealers, distributors and original equipment manufacturers, as well as directly to theaters. Tell us how you evaluate product sales through your dealer and distribution network in determining the amount of revenue to recognize and the related accrual for estimated product returns. Describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess levels of inventory in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. Your response should include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels. Refer to the guidance in SAB Topic 13A.4b and SFAS
48.

55. Tell us in more detail how you account for your arrangements that include up-front fees, such as from your system licensees and your independent software vendors. Address the factors you consider with regards to the timing and measurement of revenues. Refer to SAB Topic 13.A.3 (f).

56. We further note on page 80 that companies to whom you sell equipment must typically first attend a training course in installation and alignment. Tell us how this requirement impacts, if at all, the timing of revenues recognized from product sales.

57. We refer to your revenue recognition policy for product sales. Remove the qualifier "generally" from your discussion and revise to address the instances, other than upon shipment, in which the risk of ownership is transferred. Also, tell us why you believe risk of ownership has transferred in those instances.

      Stock-based Compensation, page F-12

58. We are still evaluating your submission dated November 29,
2004
regarding your consideration of issues relating to stock-based compensation expenses.

?? Segment Information, page F-25

59. Provide us with more details regarding what you mean by the statement that your "CEO evaluates results in a number of different ways." Tell us in detail how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

60. Revise to report total assets for each reportable segment to comply with paragraph 27 of SFAS 131. Also, revise to disclose depreciation and amortization expense for each reportable segment.

??. Related Party Transactions, page F-25

61. We note your early adoption of FIN 46(R) with respect to the consolidation of certain affiliated VIEs into your consolidated financial statements. Please comply with all disclosures required under paragraphs 23 and 25 of FIN 46 (R).

11. Legal Proceedings, page F-26

62. We note your settlement of a dispute whereby you agreed to pay $30 million over a period of 10 years. Tell us in more detail the nature of the lawsuit and the settlement.

*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832, Michele Anderson, Legal Branch Chief, at (202)
942-1990, or me at (202) 942-1990 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director

cc:	Mark B. Baudler, Esq.
	Fax:  650-493-6811
??

??

??

??

N.W. Jasper, Jr.
Dolby Laboratories, Inc.
December 13, 2004
Page 13